SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q3 2022
•	Report attached to the Stock Exchange Release: Interim Report for Q3 2022

Stock exchange release 20 October 2022	1 (7)

Nokia Corporation

Interim report

20 October 2022 at 08:00 EEST

Nokia Corporation Financial Report for Q3 2022

Accelerating sales growth

•	Q3 net sales growth accelerated to 6% y-o-y in constant currency (+16% reported). By business group:

o	Mobile Networks grew 12%, due to continued strong demand and supply constraints easing.

o	Network Infrastructure continued its strong performance with 5% growth and robust demand.

o	Cloud and Network Services declined 3% as we continued to rebalance our portfolio.

o	Nokia Technologies declined 19%, still impacted by expired licenses that are in litigation/pending renewal.

•	Enterprise net sales grew 22% y-o-y in constant currency (+32% reported) with notable strength in private wireless.

•	Reported gross margin declined 60bps y-o-y to 40.1% and operating margin declined 100bps y-o-y to 8.3% mainly due to the decline in Nokia Technologies.

•	Comparable operating margin of 10.5% compressed 120bps y-o-y mainly due to the decline in Nokia Technologies. Operating margins in both Mobile Networks (+250bps) and Network Infrastructure (+50bps) improved.

•	Comparable diluted EPS of EUR 0.10; reported diluted EPS of EUR 0.08.

•	Free cash flow positive EUR 0.3bn, net cash balance of EUR 4.7bn.

•	Full year 2022 net sales outlook is unchanged in constant currency. Full year net sales outlook applying 30 Sept 2022 exchange rates is EUR 23.9bn to EUR 25.1bn. Comparable operating margin guidance remains 11% to 13.5%.

This is a summary of the Nokia Corporation Financial Report for Q3 2022 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q3 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete report with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q3 2022 RESULTS

Our third quarter performance demonstrates we are delivering on our ambition to accelerate growth. Net sales grew 6% in constant currency as supply constraints started to ease and we maintained good profitability with comparable operating margin of 10.5%. This was slightly down year-on-year, as improving profitability in Mobile Networks and Network Infrastructure was offset by timing effects of contract renewals in Nokia Technologies.

Stock exchange release 20 October 2022	2 (7)

I was pleased to see a strong quarter in Mobile Networks, which grew 12% in constant currency as we benefited from our improved competitiveness and improving supply situation. Net sales growth remained robust also in Network Infrastructure at 5% driven by continued strong underlying demand trends. Cloud and Networks Services declined 3% as we work to rebalance the portfolio but with improving gross margin. Nokia Technologies continued to deliver good progress in its patent licensing growth areas such as automotive and consumer electronics. These areas, which were negligible in 2018, now contribute over EUR 100 million in net sales in the past 12 months.

Our Enterprise net sales growth accelerated to 22% in constant currency. We have strong momentum in Enterprise including adding 30 new private wireless customers in the quarter and a further new IP Routing customer in webscale. With this momentum, we expect Enterprise to remain our fastest growing customer segment.

While risks around timing of outstanding deals in Nokia Technologies remain, assuming these close we continue tracking towards the high-end of our net sales guidance for 2022 and towards the mid-point of our operating margin guidance.

As we start to look beyond 2022, we recognize the increasing macro and geopolitical uncertainty within which we operate. While it could have an impact on some of our customers’ capex spending, we currently expect growth on a constant currency basis in our addressable markets in 2023. Considering our recent success in new 5G deals in regions like India which are expected to ramp up strongly in 2023, we believe we are firmly on a path to outperform the market and to make progress towards achieving our long-term margin targets.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'22	Q3'21	YoY change		Constant currency YoY change	Q1– Q3'22	Q1– Q3'21	YoY change		Constant currency YoY change
Reported results
Net sales	6 241	5 399	16%		6%	17 462	15 788	11%		3%
Gross margin %	40.1%	40.7%	(60	)bps		40.3%	39.9%	40	bps
Research and development expenses	(1 165)	(1 036)	12%			(3 328)	(3 096)	7%
Selling, general and administrative expenses	(771)	(674)	14%			(2 174)	(2 034)	7%
Operating profit	518	502	3%			1 436	1 418	1%
Operating margin %	8.3%	9.3%	(100	)bps		8.2%	9.0%	(80	)bps
Profit for the period	428	351	22%			1 107	965	15%
EPS, diluted	0.08	0.06	33%			0.19	0.17	12%
Net cash and interest-bearing financial investments	4 655	4 300	8%			4 655	4 300	8%
Comparable results
Net sales	6 241	5 399	16%		6%	17 462	15 788	11%		3%
Gross margin %	40.4%	40.8%	(40	)bps		40.6%	40.5%	10	bps
Research and development expenses	(1 139)	(1 007)	13%			(3 261)	(2 992)	9%
Selling, general and administrative expenses	(674)	(583)	16%			(1 878)	(1 719)	9%
Operating profit	658	633	4%			1 955	1 867	5%
Operating margin %	10.5%	11.7%	(120	)bps		11.2%	11.8%	(60	)bps
Profit for the period	551	463	19%			1 552	1 377	13%
EPS, diluted	0.10	0.08	25%			0.27	0.24	13%
ROIC[1]	17.5%	20.2%	(270	)bps		17.5%	20.2%	(270	)bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Performance measures section in Nokia Corporation Financial Report for Q3 2022 for details.

Stock exchange release 20 October 2022	3 (7)

Business group results	Mobile Networks		Network Infrastructure		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q3'22	Q3'21	Q3'22	Q3'21	Q3'22	Q3'21	Q3'22	Q3'21	Q3'22	Q3'21
Net Sales	2 851	2 315	2 211	1 915	801	748	305	367	84	64
YoY change	23%		15%		7%		(17)%		31%
Constant currency YoY change	12%		5%		(3)%		(19)%		21%
Gross margin %	39.4%	37.8%	35.6%	35.9%	39.0%	37.6%	99.7%	99.7%	(4.8)%	(7.8)%
Operating profit/(loss)	278	169	228	187	16	31	207	285	(70)	(38)
Operating margin %	9.8%	7.3%	10.3%	9.8%	2.0%	4.1%	67.9%	77.7%	(83.3)%	(59.4)%

OUTLOOK

Full year 2022
Net sales[1]	EUR 23.9 billion to EUR 25.1 billion (constant currency unchanged, adjusted for currency)[1]
Comparable operating margin[2]	11 to 13.5%
Free cash flow[2]	25-55% conversion from comparable operating profit

1 Assuming the rate 1 EUR = 0.97 USD as of 30 September 2022 continues for the remainder of 2022 along with year-to-date actual foreign exchange rates (adjusted from prior 1 EUR = 1.04 USD rate as of 30 June 2022). Assuming the 30 June 2022 exchange rate, the net sales outlook would continue to be EUR 23.5bn to EUR 24.7bn.

2 Please refer to Performance measures section in Nokia Corporation Financial Report for Q3 2022 for a full explanation of how these terms are defined.

The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described in the Risk Factors section later in this release.

•	Nokia’s outlook assumptions expect the following size and growth in our estimated total addressable markets (Mobile Networks excluding China and Network Infrastructure excluding Submarine Networks) and assuming year-to-date actual rates and 1 EUR = 0.97 USD for the remainder of the year (updated):

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	2022 total addressable market (€bn)	Constant currency growth
Mobile Networks	52	+5%
Network Infrastructure	48	+5%
Cloud and Network Services	28	+3%
Nokia total addressable market	127	+5%

•	Nokia’s outlook assumptions for the operating margin of each business group in 2022 are provided below:

Full year 2022
Mobile Networks	6.5 to 9.5%
Network Infrastructure	9.5 to 12.5%
Cloud and Network Services	4.0 to 7.0%
Nokia Technologies	>75%

•	Nokia expects Nokia Technologies to deliver a largely stable operating profit performance in 2022 (assuming the conclusion of some outstanding deals) and over the longer-term;

•	Nokia expects the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term;

•	In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments received from certain licensees in previous years;

•	Comparable financial income and expenses are now expected to be an expense of approximately EUR 50-150 million in full year 2022 and over the longer-term. There is currently greater uncertainty due to the foreign exchange volatility and associated impacts (update);

•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term;

•	Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer-term; and

•	Capital expenditures are expected to be approximately EUR 600 million in full year 2022 and around EUR 600 million over the longer-term with some variation year-to-year (update).

Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation in the Financial statement information section included in Nokia Corporation Financial Report for Q3 2022 for details), we expect that a 10% strengthening in the USD vs. the EUR would have an impact of approximately positive 5% on net sales, a positive impact on operating profit and a slight positive impact to our operating margin, before hedging. In the current financial year, due to the impact of hedging, we expect an approximately neutral impact on operating profit and a slightly negative impact to operating margin.

Nokia’s long-term targets as published with our fourth quarter 2021 results remain unchanged.

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 5 April 2022, the Board of Directors may resolve an aggregate maximum distribution of EUR 0.08 per share. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

Stock exchange release 20 October 2022	5 (7)

Under the authorization, a EUR 0.02 dividend was paid in Q2 2022 totaling EUR 113 million and a EUR 0.02 dividend was paid in Q3 2022 totaling EUR 112 million.

On 20 October 2022, the Board resolved to distribute a dividend of EUR 0.02 per share. The dividend record date is on 25 October 2022 and the dividend will be paid on 3 November 2022. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution of the third installment and executed payments of the previous installments, the Board’s remaining distribution authorization is a maximum of EUR 0.02 per share.

The payment of the third installment of the distribution is expected to total approximately EUR 112 million in Q4 2022.

Share buyback program

In 2020 and 2021, Nokia generated strong cash flow which significantly improved the cash position of the company. To manage the company’s capital structure, the Board of Directors initiated a share buyback program under the authorization from the AGM to repurchase shares. Purchases began in February 2022. By the end of September 2022, Nokia has repurchased 50,270,648 shares for a total purchase price of approximately EUR 238 million, with weighted average purchase price of EUR 4.74 per share. The program targets to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
•	Disturbance in the global supply chain;
•	Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;
•	Scope and duration of the COVID-19 pandemic, and its economic impact;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;
•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;

Stock exchange release 20 October 2022	6 (7)

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this release, and our 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

Nokia's video webcast will begin on 20 October 2022 at 11.30 a.m. Finnish time (EEST). A link to the webcast will be available at www.nokia.com/financials. Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its fourth quarter and full year 2022 results on 26 January 2023.

Stock exchange release 20 October 2022	7 (7)

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

2 0 Octo ber 2022 1 Interim Report for Q3 202 2 Accelerating sales growth ▪ Q 3 net sales growth accelerated to 6 % y - o - y in constant currency (+ 16 % reported). By business group: ▪ Mobile Networks grew 12% , due to continued strong demand and supply constraints easing .. ▪ Network Infrastructure continued its strong performance with 5 % growth and robust demand .. ▪ Cloud and Network Services declined 3% as we continued to rebalance our portfolio. ▪ Nokia Technologies declined 19% , still impacted by expired l icenses that are in litigation/ pending renewal .. ▪ Enterprise net sales grew 22% y - o - y in constant currency (+32% reported) with notable strength in private wireless. ▪ Reported gross margin declined 60bps y - o - y to 40.1% and operating margin declined 100bps y - o - y to 8.3% mainly due to the decline in Nokia Technologies. ▪ Comparable operating margin of 1 0.5 % compressed 120bps y - o - y mainly due to the decline in Nokia Technologies. Operating margins in both Mobile Networks (+250bps) and Network Infrastruct ure (+50bps) improved. ▪ Comparable diluted EPS of EUR 0. 1 0 ; reported diluted EPS of EUR 0. 0 8 .. ▪ Free cash flow positive EUR 0. 3 bn , net cash balance of EUR 4. 7 bn. ▪ Full year 2022 net sales outlook is unchanged in constant currency. Full year net sales outlook applying 30 Sept 2022 exchange rates is EUR 23.9 bn to EUR 25.1 bn. Comparable operating margin guid anc e remains 11% to 13.5%. EUR million (except for EPS in EUR) Q3'22 Q3'21 YoY change Constant currency YoY change Q1 – Q3'22 Q1 – Q3'21 YoY change Constant currency YoY change Reported results Net sales 6 241 5 399 16% 6% 17 462 15 788 11% 3% Gross margin % 40.1% 40.7% (60)bps 40.3% 39.9% 40bps Research and development expenses (1 165) (1 036) 12% (3 328) (3 096) 7% Selling, general and administrative expenses (771) (674) 14% (2 174) (2 034) 7% Operating profit 518 502 3% 1 436 1 418 1% Operating margin % 8.3% 9.3% (100)bps 8.2% 9.0% (80) bps Profit for the period 428 351 22% 1 107 965 15% EPS, diluted 0.08 0.06 33% 0.19 0.17 12% Net cash and interest - bearing financial investments 4 655 4 300 8% 4 655 4 300 8% Comparable results Net sales 6 241 5 399 16% 6% 17 462 15 788 11% 3% Gross margin % 40.4% 40.8% (40)bps 40.6% 40.5% 10bps Research and development expenses (1 139) (1 007) 13% (3 261) (2 992) 9% Selling, general and administrative expenses (674) (583) 16% (1 878) (1 719) 9% Operating profit 658 633 4% 1 955 1 867 5% Operating margin % 10.5% 11.7% (120)bps 11.2% 11.8% (60)bps Profit for the period 551 463 19% 1 552 1 377 13% EPS, diluted 0.10 0.08 25% 0.27 0.24 13% ROIC 1 17.5% 20.2% (270)bps 17.5% 20.2% (270)bps 1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters ’ ending balances. Refer to the Performance measures section in this report for details. Business group results Mobile Networks Network Infrastructure Cloud and Network Services Nokia Technologies Group Common and Other EUR million Q3'22 Q3'21 Q3'22 Q3'21 Q3'22 Q3'21 Q3'22 Q3'21 Q3'22 Q3'21 Net Sales 2 851 2 315 2 211 1 915 801 748 305 367 84 64 YoY change 23% 15% 7% (17)% 31% Constant currency YoY change 12% 5% (3)% (19)% 21% Gross margin % 39.4% 37.8% 35.6% 35.9% 39.0% 37.6% 99.7% 99.7% (4.8)% (7.8)% Operating profit/(loss) 278 169 228 187 16 31 207 285 (70) (38) Operating margin % 9.8% 7.3% 10.3% 9.8% 2.0% 4.1% 67.9% 77.7% (83.3)% (59.4)%

2 0 Octo ber 2022 2 Our third quarter performance demonstrates we are delivering on our ambition to accelerate growth. Net sales grew 6% in constant currency as supply constraints started to ease and we maintained good profitability with comparable operating margin of 10.5%. This was slightly down year - on - year, as improving profitability in Mobile Networks and Network Infrastructure was offset by timing effects of contract renewals in Nokia Technologies. I was pleased to see a strong quarter in Mobile Networks, which grew 12% in constant currency as we benefit ed from our improved competitiveness and improving supply situation. Net sales growth remained robust also in Network Infrastructure at 5% driven by continued strong underlying demand trends. Cloud and Networks Services declined 3% as we work to rebalance the portfolio but with improving gross margin. Nokia Technologies continued to deliver good progress in its patent licensing growth areas such as au tomotive and consumer electronics. These areas, which were negligible in 2018, now contribute over EUR 100 million in net sales in the past 12 months. Our Enterprise net sales growth accelerated to 22% in constant currency. We have strong momentum in Ente rprise including adding 30 new private wireless customers in the quarter and a further new IP Routing customer in webscale .. With this momentum, we expect Enterprise to remain our fastest growing customer segment. While risks around timing of outstanding d eals in Nokia Technologies remain , assuming these close we continue tracking towards the high - end of our net sales guidance for 2022 and towards the mid - point of our operating margin guidance. As we start to look beyond 2022, we recogni z e the increasing macro and geopolitical uncertainty within which we operate. While it could have an impact on some of our customers’ capex spending, we currently expect growth on a constant currency basis in our addressable markets in 2023. Consid ering our recent success in new 5G deals in regions like India which are expected to ramp up strongly in 2023, we believe we are firmly on a path to outperform the market and to make progress towards achieving our long - term margin targets .. Outlook Full year 2022 Net sales 1 EUR 2 3. 9 billion to EUR 2 5.1 billion ( constant currency unchanged, adjusted for currency) 1 Comparable operating margin 2 11 to 13.5% Free cash flow 2 25 - 55% conversion from comparable operating profit 1 Assuming the rate 1 EUR = 0.97 USD as of 30 September 2022 continues for the remainder of 2022 along with year - to - date actual foreign exchange rates (adjusted from prior 1 EUR = 1.04 USD rate as of 30 June 2022). Assuming the 30 June 2022 exchange rate, t he net sales outlook would continue to be EUR 23.5bn to EUR 24.7bn. 2 Please refer to Performance measures section in this report for a full explanation of how these terms are defined. The outlook, the long - term targets (3 - 5 years) and all of the underlying outlook assumptions described below are forward - looking statements subject to a number of risks and uncertainties as described in the Risk Factors section later in this report. ▪ Nokia ’s outlook assumptions expect the following size and growth in our estimated total addressable markets ( Mobile Networks excluding China and Network Infrastructure excluding Submarine Networks ) and assuming year - to - date actual rate s and 1 EUR = 0.97 USD for the remainder of the year (updated) : 2022 total addressable market ( €bn) Constant currency growth Mobile Networks 5 2 + 5 % Network Infrastructure 4 8 + 5 % Cloud and Network Services 2 8 + 3 % Nokia total addressable market 12 7 + 5% ▪ Nokia’s outlook assumptions for the operating margin of each business group in 2022 are provided below: Full year 2022 Mobile Networks 6.5 to 9.5% Network Infrastructure 9.5 to 12.5% Cloud and Network Services 4.0 to 7.0% Nokia Technologies >75% ▪ Nokia expect s Nokia Technologies to deliver a largely stable operating profit performance in 2022 (assuming the conclusion of some outstanding deals) and over the longer - term ; ▪ Nokia expect s the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer - term; ▪ In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments received from certain licensee s in previous years; ▪ Comparable financial income and expenses are now expected to be an expense of approximately EUR 50 - 150 million in full year 2022 and over the longer - term .. There is currently greater uncertainty due to the foreign exchange volatility and associated impacts (update); ▪ Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer - term; ▪ Cash outflows related to income taxes are expected to be approximately EUR 400 million i n full year 2022 and over the longer - term; and ▪ Capital expenditures are expected to be approximately EUR 6 0 0 million in full year 2022 and around EUR 600 million over the longer - term with some variation year - to - year (update) .. Rule of thumb related to curre ncy fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation in the Financial statement information section for details), we expect that a 10% strengthening in the USD vs. the EUR would have an impact of approximately positive 5% on net sales , a positive impact on operating profit and a slight positive impact to our operating margin , before hedging .. In the current financial year , due to the impact of hedging , we expect an approximat ely neutral impact on operating profit and a slightly negative impact to operating margin. Nokia’s long - term targets as published with our fourth quarter 2021 results remain unchanged.

2 0 Octo ber 2022 3 Financial Results Q 3 202 2 compared to Q 3 202 1 Net sales In Q 3 202 2 , reported net sales in creased 1 6%, benefiting from foreign exchange rate fluctuations along with the following drivers .. On a constant currency basis, Nokia net sales growth accelerated to 6 % helped by some improvement in supply chain constraints .. Mobile Networks grew 12% while Network Infrastructure grew 5% even against tough year - on - year comparisons. Cloud and Network Serv ices net sales declined by 3% while Nokia Technologies net sales were once again negatively impacted by the timing of licensing agreement renewals , declining 19% .. Gross margin Reported gross margin de creased 6 0 basis points to 40. 1 % in Q 3 2022 and comparable gross margin de creased 40 basis points to 40. 4% .. The decline in gross margin was mainly due to lower net sales in Nokia Technologies , as well as an unfavorable impact from foreign exchange rate fluctuations .. This was partially offset by imp rovements in Mobile Networks gross margin. Operating profit and margin Reported operating profit in Q 3 2022 was EUR 518 million, or 8.3 % of net sales, down from 9. 3 % in the year - ago quarter .. C omparable operating profit increased to EUR 658 million, while comparable operating margin was 10.5%, down from 11.7% in the year - ago quarter .. Higher overall gross profit in Q3 2022 was largely offset by higher operating expenses and the impact of hedging , which is recorded in other operating income and expense s .. In addition to the negative impact from foreign exchange fluctuations and salary inflation , higher R&D expenses reflected continued investments to build or maintain technology leadership across our portfoli o, while h igher SG&A expenses reflected investment s in areas such as private wireless .. The impact of hedging in Q3 2022 was negative EUR 45 million, compared to a benefit of EUR 12 million in Q3 2021. In Q 3 202 2 , the difference between reported and comparable operating pr ofit was related to the amortization of acquired intangible assets , the impairment and write - off of assets and restructuring and associated charges .. In Q 3 202 1 , the difference between reported and comparable operating profit was primarily related to the am ortization of acquired intangible assets and restructuring and associated charges .. Profit for the period Reported net profit in Q3 2022 was EUR 4 28 million, compared to EUR 351 million in Q 3 202 1 .. Comparable net profit was EUR 5 51 million, compared to EUR 463 million in Q 3 202 1 .. The improvement in comparable net profit reflects the increase in comparable operating profit , as well as a net positive fluctuation in financial income and expenses which was primarily driven by the positive revaluation of embedded derivatives related to foreign currency orders .. I n addition to the items impacting comparability included in operating profit (and their associated tax effects), in Q3 2022 the difference betwee n reported and comparable net profit was related to the release of cumulative exchange differences related to the abandonment of a small foreign operation and the change in financial liability to acquire Nokia Shanghai - Bell non - controlling interest .. In Q3 2021, the difference between reported and comparable net profit was related to the change in financial liability to acquire Nokia Shanghai - Bell non - controlling interest. Earnings per share Reported diluted EPS was EUR 0. 08 in Q3 2022 , compared to EUR 0. 0 6 in Q 3 202 1 .. Comparable diluted EPS was EUR 0. 10 in Q 3 2022 compared to EUR 0.0 8 in Q 3 2021. Comparable return on Invested Capital (ROIC) Q 3 202 2 comparable ROIC was 1 7.5%, compared to 20.2 % in Q 3 202 1 .. The de crease reflected higher average invested capital for the rolling four quarters, partly offset by higher operating profit after tax for the rolling four quarters .. The higher average invested capital reflected growth in average total equity, partially offset by increase in average total cash and interest - bearing financial investments and a decrease in average total interest - bearing liabilities .. Cash performance During Q 3 202 2 , net cash in creased EUR 109 million, resulting in an end - of - quarter net cash balance of approximately EUR 4. 7 billion. T otal cash in creased EUR 68 million, resulting in an end - of - quarter total cash balance of approximately EUR 9. 3 billion. Free cash flow was positive EUR 266 million in Q 3 2022 , largely generated from operating profits .. Shareholder distribution Dividend Under the authorization by the Annual General Meeting held on 5 April 2022, the Board of Directors may resolve an aggregate maximum distribution of EUR 0.08 per share. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in co nnection with the quarterly results, unless the Board decides otherwise for a justified reason. Under the authorization, a EUR 0.02 dividend was paid in Q2 2022 totaling EUR 113 million and a EUR 0.02 dividend was paid in Q3 2022 totaling EUR 112 million. On 20 October 2022, the Board resolved to distribute a dividend of EUR 0.02 per share. The dividend record date is on 25 October 2022 and the dividend will be paid on 3 November 2022. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution of the third installment and executed payments of the previous installments , the Board’s remaining distribution authorization is a maximum of EUR 0.02 per share. The payment of the third installment of the distribution is expected to total approximately EUR 112 million in Q4 2022. Share buyback program In 2020 and 2021, Nokia generated strong cash flow which significantly improved the cash posit ion of the company. To manage the company’s capital structure, the Board of Directors initiated a share buyback program under the authorization from the AGM to repurchase shares. Purchases began in February 2022. By the end of September 2022, Nokia has rep urchased 50,270,648 shares for a total purchase price of approximately EUR 238 million, with weighted average purchase price of EUR 4 ..74 per share. The program targets to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.

Segment Details

Mobile Networks

EUR million	Q3'22	Q3'21	YoY change	*Constant currency YoY change*	Q1–Q3'22	Q1–Q3'21	YoY change	*Constant currency YoY change*
Net sales	**2 851**	2 315	23%	*12%*	**7 711**	6 957	11%	*3%*
Gross profit	**1 122**	876	28%		**3 068**	2 601	18%	
Gross margin %	**39.4%**	37.8%	160bps		**39.8%**	37.4%	240bps	
Operating profit	**278**	169	64%		**739**	495	49%	
Operating margin %	**9.8%**	7.3%	250bps		**9.6%**	7.1%	250bps	

In Q3 2022, Mobile Networks **net sales** growth accelerated to 23% on a reported basis and 12% on a constant currency basis. The third quarter started to see some improvements in the supply chain with net sales benefiting from some catch-up, while customer demand remained strong. With our improved portfolio competitiveness, strong order backlog, and continued investments in supply chain resilience, we continue to expect to deliver net sales growth on a constant currency basis in 2022.

Within Mobile Networks, product net sales increased at a double-digit rate on a constant currency basis while services declined slightly. From a regional perspective, on a constant currency basis Mobile Networks saw strong net sales growth in North America, while Europe, Latin America and Greater China also grew. Net sales in India declined in the quarter, due to the timing of 5G licenses, with net sales expected to ramp up over the coming quarters.

Favorable regional mix continued to support **gross margins** in the quarter.

Both **operating profit** and operating margin expanded in Q3 2022 due to higher gross profit. This was partly offset by higher R&D and SG&A expenses, which reflected continued investments and the impact of foreign exchange rate fluctuations. Operating profit also saw a negative impact in the quarter from hedging and loss allowances on certain trade receivables.

In Q3 2022, our System-on-Chip based **5G Powered by ReefShark** product portfolio accounted for 93% of shipments and remains on track to reach the target of ~100% of product shipments by the end of 2022.

Network Infrastructure

EUR million	Q3'22	Q3'21	YoY change	*Constant currency YoY change*	Q1–Q3'22	Q1–Q3'21	YoY change	*Constant currency YoY change*
Net sales	**2 211**	1 915	15%	*5%*	**6 338**	5 420	17%	*9%*
- IP Networks	**773**	668	16%	*3%*	**2 167**	1 923	13%	*3%*
- Optical Networks	**451**	412	9%	*0%*	**1 251**	1 203	4%	*(3)%*
- Fixed Networks	**705**	588	20%	*7%*	**2 088**	1 611	30%	*19%*
- Submarine Networks	**283**	247	15%	*17%*	**831**	683	22%	*23%*
Gross profit	**788**	687	15%		**2 234**	1 917	17%	
Gross margin %	**35.6%**	35.9%	(30)bps		**35.2%**	35.4%	(20)bps	
Operating profit	**228**	187	22%		**670**	536	25%	
Operating margin %	**10.3%**	9.8%	50bps		**10.6%**	9.9%	70bps	

While Network Infrastructure net sales faced a tough year-on-year comparison, strong end market trends drove 15% growth on a reported basis and 5% on a constant currency basis.

IP Networks net sales grew 3% on a constant currency basis, primarily reflecting slight growth in Europe, Latin America and Middle East and Africa, while North America was flat. Orders for FP5-based solutions continue to ramp up, with availability expected in Q4 2022.

Optical Networks net sales were flat on a constant currency basis as a decline in Europe, which largely reflects our decision to exit Russia, was offset by growth across most other regions. Specific global supply chain challenges continue to affect the optical networking industry, although we are seeing signs of improvement during the second half of 2022, which should continue into early 2023.

Fixed Networks grew 7% on a constant currency basis against a tough year-ago comparison with growth driven by on-going strong fiber deployments. Regionally, growth was particularly strong in Europe. Net sales in North America declined, as continued growth in fiber deployments were offset by a slowdown in fixed wireless access which remains sensitive to a small number of customers.

Submarine Networks net sales grew 17% on a constant currency basis, as webscale-driven project deployments continued to drive growth.

Gross margin declined slightly year-on-year primarily due to foreign exchange rate fluctuations.

Operating profit and operating margin improved year-on-year as the leverage from growth was partly offset by higher operating expenses largely due to inflation and foreign exchange rate fluctuations.

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NOKIA

Cloud and Network Services

EUR million	Q3'22	Q3'21	YoY change	Constant currency YoY change	Q1–Q3'22	Q1–Q3'21	YoY change	Constant currency YoY change
Net sales	**801**	748	7%	*(3)%*	**2 291**	2 125	8%	*1%*
Gross profit	**312**	281	11%		**876**	757	16%	
Gross margin %	**39.0%**	37.6%	140bps		**38.2%**	35.6%	260bps	
Operating profit	**16**	31	(48)%		**30**	20	50%	
Operating margin %	**2.0%**	4.1%	(210)bps		**1.3%**	0.9%	40bps	

Cloud and Network Services **net sales** grew 7% on a reported basis and declined 3% on a constant currency basis, as the portfolio rebalancing of the business continued. From a product perspective, strong growth in Enterprise Solutions, which was driven by ongoing momentum in campus wireless, was more than offset by a decline in Core Networks.

From a regional perspective, on a constant currency basis Cloud and Network Services saw a decline in Asia Pacific, while North America, Middle East and Africa, as well as Europe grew.

Gross margin expanded 140bps and benefited from favorable regional mix and lower fixed production overheads.

Operating profit and operating margin declined as the higher gross profit was offset by increased R&D and SG&A expenses, reflecting continued investments to build on leadership position in campus wireless.

Nokia Technologies

EUR million	Q3'22	Q3'21	YoY change	Constant currency YoY change	Q1–Q3'22	Q1–Q3'21	YoY change	Constant currency YoY change
Net sales	**305**	367	(17)%	*(19)%*	**916**	1 133	(19)%	*(21)%*
Gross profit	**304**	366	(17)%		**913**	1 129	(19)%	
Gross margin %	**99.7%**	99.7%	0bps		**99.7%**	99.6%	10bps	
Operating profit	**207**	285	(27)%		**644**	903	(29)%	
Operating margin %	**67.9%**	77.7%	(980)bps		**70.3%**	79.7%	(940)bps	

Nokia Technologies **net sales** declined year-on-year due to two licensing agreements that ended during 2021 which are in the process of litigation/renewal along with the impact of market share changes in the smartphone industry, including a company that has exited the smartphone market. Q3 2022 benefited from catch-up net sales in automotive and consumer electronics while net sales in Q3 2021 benefited from a one-time transaction. We continued to see positive traction in expanding our licensing coverage into non-smartphone categories with deals in automotive and consumer electronics.

The current annualized net sales run-rate continues to be below the prior range of approximately EUR 1.4 to 1.5 billion in Q4 2021, however, we are in a strong position to return to this range and remain confident in the strength of the patent portfolio. Conclusion of negotiations with respect to new licensing agreements would also be expected to include catch-up payments to cover periods of non-payment. The outlook assumption for Nokia Technologies operating profit to be stable in 2022 and over the longer-term assumes the conclusion of these negotiations but Nokia will prioritize protecting the value of our intellectual property rather than achieving certain timelines.

The decline in **operating profit** was driven by the decline in net sales in addition to higher litigation and licensing expenses.

Group Common and Other

EUR million	Q3'22	Q3'21	YoY change	Constant currency YoY change	Q1–Q3'22	Q1–Q3'21	YoY change	Constant currency YoY change
Net sales	**84**	64	31%	*21%*	**236**	183	29%	*21%*
Gross profit/(loss)	**(4)**	(5)			**(6)**	(10)		
Gross margin %	**(4.8)%**	(7.8)%	300bps		**(2.5)%**	(5.5)%	300bps	
Operating profit/(loss)	**(70)**	(38)			**(129)**	(87)		
Operating margin %	**(83.3)%**	(59.4)%	(2 390)bps		**(54.7)%**	(47.5)%	(720)bps	

Group Common and Other **net sales** increased 31% on a reported basis and 21% on a constant currency basis as Radio Frequency Systems saw strong growth in North America.

The decrease in **operating result** was driven by lower profit from Nokia's venture fund investments, which amounted to approximately EUR 20 million in Q3 2022 and related to the net impact of foreign exchange fluctuations and revaluations, compared to approximately EUR 40 million in Q3 2021, as well as higher operating expenses.

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NOKIA

Net sales by region[1]

EUR million	Q3'22	Q3'21	YoY change	*Constant currency YoY change*	Q1–Q3'22	Q1–Q3'21	YoY change	*Constant currency YoY change*
Asia Pacific	**638**	639	0%	*(5)%*	**1 847**	1 788	3%	*0%*
Europe	**1 533**	1 476	4%	*2%*	**4 311**	4 476	(4)%	*(5)%*
Greater China	**415**	352	18%	*9%*	**1 225**	1 119	9%	*1%*
India	**281**	250	12%	*(1)%*	**722**	787	(8)%	*(17)%*
Latin America	**334**	238	40%	*20%*	**835**	658	27%	*12%*
Middle East & Africa	**482**	420	15%	*6%*	**1 374**	1 218	13%	*6%*
North America	**2 275**	1 776	28%	*10%*	**6 317**	5 058	25%	*11%*
Submarine Networks	**283**	247	15%	*17%*	**831**	683	22%	*23%*
Total	**6 241**	5 399	16%	*6%*	**17 462**	15 788	11%	*3%*

[1]In Q2 2022, Nokia changed how it presents net sales information on a regional basis. Nokia determined that providing net sales of its Submarine Networks business separately from the net sales by region information for the rest of the Group improves the usefulness of regional net sales information by removing volatility caused by the specific nature of the Submarine Networks business. The comparative information for net sales by region has been recast accordingly.

Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations. The commentary is based on regions excluding Submarine Networks, given the nature of that business leads to significant regional volatility between periods.

Net sales declined in **Asia Pacific** as growth in Network Infrastructure, particularly in Fixed Networks, was more than offset by declines in Cloud and Network Services and, to a lesser extent, Mobile Networks.

Europe net sales grew primarily due to both Network Infrastructure and Mobile Networks, while Nokia Technologies (which is entirely reported in Europe) declined, as it continued to be impacted by expired licenses that are in the process of being renewed. Growth in Network Infrastructure was driven by Fixed Networks and IP Networks.

Within **Greater China**, net sales increased due to Mobile Networks.

The slight decline in net sales in **India** was related to Mobile Networks, due to the timing of 5G licenses, with net sales expected to ramp up over the coming quarters.

Net sales in **Latin America** increased primarily due to Mobile Networks and Network Infrastructure, particularly in Fixed Networks.

Middle East & Africa witnessed growth in both Mobile Networks and Cloud and Network Services.

The strong performance in **North America** reflected double-digit growth in Mobile Networks, as well as growth in Cloud and Network Services, partly offset by a decline in Network Infrastructure, particularly in Fixed Networks.

Net sales by customer type

EUR million	Q3'22	Q3'21	YoY change	*Constant currency YoY change*	Q1–Q3'22	Q1–Q3'21	YoY change	*Constant currency YoY change*
Communications service providers (CSP)	**5 096**	4 364	17%	*6%*	**14 272**	12 739	12%	*4%*
Enterprise	**485**	368	32%	*22%*	**1 238**	1 079	15%	*8%*
Licensees	**305**	367	(17)%	*(19)%*	**916**	1 133	(19)%	*(21)%*
Other[1]	**355**	300	18%	*18%*	**1 036**	836	24%	*23%*
Total	**6 241**	5 399	16%	*6%*	**17 462**	15 788	11%	*3%*

[1] Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

In the third quarter we saw strong growth of 6% in constant currency with CSPs. We continue to see strong customer demand and whilst the supply chain situation remains challenging we did see some improvement in the quarter helping to drive growth.

Enterprise net sales saw a strong acceleration to 22% net sales growth in constant currency in Q3 2022 as we were able to better convert our order backlog due to the improving supply situation. Private wireless continued to grow strongly double-digit and now has more than 515 customers. Webscale also delivered strong double-digit net sales and order intake growth in the quarter. Customer engagement also remains positive with a new webscale IP Routing customer added in the period. In Q3 2022, we added 73 new Enterprise customers.

Refer to the Nokia Technologies section of this report for a discussion on net sales to Licensees.

The strong growth in 'Other' was due to the strength of Submarine Networks.

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NOKIA

Q3 2022 to Q3 2021 bridge for net sales and operating profit

EUR million	Q3'22	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	Q3'21
Net sales	**6 241**	307	535	0	5 399
Operating profit	**518**	37	(11)	(10)	502
Operating margin %	**8.3%**				9.3%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales benefited strongly from the impact of foreign exchange rate fluctuations as well as improvements from an operational standpoint. Operating profit saw a positive impact from an operational standpoint, a negative impact from foreign exchange rate fluctuations, as well as a negative impact from larger items affecting comparability largely due to the impairment and write-off of assets. The negative impact to operating profit seen from foreign exchange rate fluctuations is a combination of an underlying benefit to operating profit related to our mix of currency exposures, which was more than offset by our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q3'22	Q3'21	YoY change	Q1–Q3'22	Q1–Q3'21	YoY change
Reported operating profit	**518**	502	3%	**1 436**	1 418	1%
Amortization of acquired intangible assets	**105**	99		**305**	293	
Impairment and write-off of assets, net of reversals	**18**	(1)		**13**	32	
Restructuring and associated charges	**17**	34		**97**	211	
Costs associated with country exit	**0**	0		**104**	0	
Settlement of legal disputes	**0**	0		**0**	(80)	
Gain on sale of fixed assets	**0**	0		**0**	(23)	
Other, net	**0**	(1)		**0**	16	
Comparable operating profit	**658**	633	4%	**1 955**	1 867	5%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q3 2022 the adjustments related to the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition, the impairment and write-off of assets related to real estate properties, as well as restructuring charges related to the ongoing restructuring program (discussed later in this interim report).

20 October 2022 7

2 0 Octo ber 2022 8 Cash and cash flow in Q 3 202 2 EUR million, at end of period Q3'22 Q2'22 QoQ change Q4'21 YTD change Total cash and interest - bearing financial investments 9 251 9 183 1% 9 268 0% Net cash and interest - bearing financial investments 1 4 655 4 546 2% 4 615 1% 1 Net cash and interest - bearing financial investments does not include lease liabilities. For details, please refer to the Performance measures section in this report. Free cash flow During Q3 2022, Nokia’s free cash flow was positive EUR 266 million, generated from operating profit , partly offset by cash outflows related to net working capital, as well as capital expenditures, restructuring and income taxes. Net cash used in operating activities Net cash used in operating activities was driven by: ▪ Nokia’s adjusted profit of EUR 863 m illion. ▪ Approximately EUR 60 million of restructuring and associated cash outflows, related to our current and previous cost savings programs. ▪ Excluding the restructuring and associated cash outflows, the de crease in net cash related to net working capital was approximately EUR 300 million, as follows: o The in crease in receivables was approximately EUR 610 million, primarily related to account s receivable and the decrease in the balance sheet impact of the sale of receivables in the quarter .. o The in crease in inventories was approximately EUR 480 million, reflecting continued efforts to increase inventories amidst the challenging supply chain environment , as well as building inventory for upcoming deployments in India .. o The increase in liabilities was approximately EUR 790 million , primarily related to an increase in accounts payable, as well as accruals for 2022 performance - related employee variable pay .. ▪ An outflow related to cash taxes of approximately EUR 100 million. ▪ An outflow r elated to net interest of approximately EUR 20 million. Net cash used in investing activities ▪ Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 120 million and approximately EUR 20 million related to a contingent consideration from a prior acquisition .. Net cash used in financing activities ▪ Net cash used in financing activities was related primarily to dividend payments of approximately EUR 110 million, the acqui sition of treasury shares of approximately EUR 90 million and lease payments of approximately EUR 50 million .. Change in total cash and net cash In Q 3 202 2 , the approximately EUR 40 million difference between the change in total cash and net cash was primar ily due to changes in the carrying amounts of certain issued bonds, as a result of interest rate fluctuations , partially offset by foreign exchange rate fluctuations ..

2 0 Octo ber 2022 9 January - September 2022 compared to January – September 2021 Net sales In the first nine months of 2022, reported net sales increased 11%, benefiting from foreign exchange rate fluctuations. On a constant currency basis, Nokia net sales increased 3 % in the first nine months of 2022 , despite the impact of wider supply chain constraints. Performance was driven by strong growth in Network Infrastructure , robust growth in Mobile Networks and sligh t growth in Cloud and Network Services .. Nokia Technologies net sales were negatively impacted by the timing of licensing agreement renewals. Gross margin Both reported and comparable gross margin improved year - on - year in the first nine months of 2022. Rep orted gross margin increased 40 basis points to 40. 3 % and comparable gross margin increased 1 0 basis points to 40. 6%. The slight gross margin expansion was delivered despite lower net sales in Nokia Technologies and was primarily driven by continued progress in both Mobile Networks and Cloud and Network Services. Operating profit and margin Reported operating profit in the first ni ne months of 2022 was EUR 1 436 million, or 8.2% of net sales, down from 9.0 % in the year - ago period. Comparable operating profit increased to EUR 1 9 55 million, while comparable operating margin was down year - on - year at 11. 2%. While gross profit increase d in the first nine months of 2022 due to higher net sales, this was largely offset by higher operating expenses, which were negatively impacted by foreign exchange fluctuations, as well as lower other operating income. R&D expenses increased year - on - year, reflecting our commitment to build or maintain technology leadership across our portfolio. Other operating income decreased year - on - year due to the absence of certain other operating income items that benefited the year - ago period, as well as lower profits from Nokia’s venture funds. S G&A expenses increased related to higher salary expenses and investments we are making in areas such as private wireless .. Additionally, operating expenses benefited year - on - year from lower variable pay accruals .. The impact of h edging was a negative EUR 74 million in the first nine months of 2022 , compared to a benefit of EUR 44 million in year - ago period .. In the first nine months of 2022, the difference between reported and comparable operating profit was related to the amortization of acquired intangible assets, a provision related to Russia, restructuring and associated charges , as well as an impairment and write - off of assets .. In the first nine months of 2021, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets , restructuring and associated charges , the impairment and write - off of assets and th e fair value changes of a legacy IPR fund , partly offset by a gain related to the settlement of legal disputes and a gain related the sale of fixed assets. Profit for the period Reported net profit in the first nine months of 2022 was EUR 1 1 07 million, co mpared to EUR 965 million in the year - ago period. Comparable net profit was EUR 1 5 52 million, compared to EUR 1 377 million in the year - ago period. The improvement in comparable net profit reflects lower financial expenses , an increase in comparable oper ating profit, as well as lower income tax expenses, partly offset by lower share of results of associated companies and joint ventures. In the first nine months of 2022, in addition to the items impacting comparability included in operating profit (and th eir associated tax effects), the difference between reported and comparable net profit was related to loss allowances on customer financing loans , the release of cumulative exchange differences related to abandonment of foreign operations and by the change in financial liability to acquire Nokia Shanghai Bell non - controlling interest. In the first nine months of 2021, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit was related to the change in financial liability to acquire Nokia Shanghai Bell non - controlling interest and a deferred tax expense due to tax rate changes .. Earnings per share Reported diluted EPS in the first n ine months of 2022 was EUR 0. 19 , compared to EUR 0.1 7 in the year - ago period. Comparable diluted EPS in the first nine months of 2022 was EUR 0. 2 7 compared to EUR 0. 24 in the year - ago period. Cash performance During the first nine months of 2022, net cash in creased EUR 40 million, resulting in an end - of - period net cash balance of approximately EUR 4. 7 billion. Total cash decreased EUR 17 million, resulting in total cash balance of approximately EUR 9. 3 billion. Free cash flow was EUR 476 million in the first nine months of 2022 ..

NOKIA

Sustainability

Our strategy and focus areas

At Nokia, we create technology that helps the world act together. Connectivity and digitalization play a critical role in helping to solve many of the world's greatest challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture.

Climate

In Q3 2022, we were honoured to receive the RE100 best newcomer award as part of the 2022 RE100 Awards roster. This award recognises the newest RE100 members making significant reductions to their carbon emissions. While the energy used in Nokia's facilities and fleet (scope 1 and 2 emissions) accounts for only 1 percent of total emissions, Nokia continues to take action to minimize its footprint. Nokia joined RE100 earlier this year as part of its target to move to 100% renewable electricity by 2025.

Integrity

With the potential risk of misuse of technology and broader use of artificial intelligence (AI), it's critical to ensure ethical design and delivery. Therefore, we published our Six Pillars of Responsible AI, that should guide all AI research and development in the future. We believe these principles should be applied the moment any new AI solution is conceived and then enforced throughout its development, implementation and operation stages. Our six pillars of responsible AI are: Fairness, Reliability, Privacy, Transparency, Sustainability and Accountability.

To complement our Ethical Business mandatory training and bring our Code of Conduct to life, we have developed "just-in-time" training modules. These modules focus on individual topics and are delivered in response to an automated trigger indicating when the training is most valuable. The first module provides information regarding our investigation process and is provided to any individual who raises a concern through our hotline. The second module addresses competition law risks and is provided to employees attending trade conferences or industry meetings. Other modules under development focus on risks including gifts and hospitality, and projects that include site acquisition activities.

Culture

Our recent annual "Checking Nokia's Heartbeat" survey yielded a very high participation rate of 66%, double the market average, and provided strong feedback on employee satisfaction scores across many categories. From this survey we assessed that 83% of participants experience an inclusive culture and 85% are proud to represent Nokia's brand, both these values increased from previous surveys and are well above market average according to industry norms.

The survey also shows continued improvement in living our Nokia Essentials culture principles - Open, Fearless and Empowered. We specifically see a strong progress on empowerment compared to 2021.

Personal development and growth are core to our people strategy and in Q3 2022 we launched a new Technical Career Path that enables our experts in technical fields to build career paths aligned with their personal aspirations and supports the development of critical skills for the future.

In Q3 2022 Nokia also completed two key UN Women projects. In Kenya we finalized the "Action for Education" pilot, engaging schoolgirls and delivering an inspiring, role model driven STEM concept. After the pilot the number of girls choosing a STEM subject has increased by 22% and the school reports an increase of motivation and confidence among the participants. Nokia also finalized the "Action for Leadership" program in partnership with Deutsche Telekom Group and UN Women. Besides a visible empowerment of female leadership behavior shown by the participants, the program also delivered four business related proposals addressing social sustainability.

Improving lives

The technology Nokia provides can help connect the unconnected, close the digital divide and provide equal access to opportunity. In Q3 2022, we announced a partnership with Broadband.money to help local broadband providers connect unserved and underserved communities in the US. Local broadband service providers and communities throughout America use the Broadband.money platform to research, develop, and submit broadband grant proposals.

Nokia will add its expertise and market-leading innovation to the platform, accessible to users in the form of tutorials, blueprint network designs and tools to help work out the equipment they will need, further simplifying the grant application process.

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NOKIA

Additional information

Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Given the strength in our end markets, the pace of restructuring continues to be slower than we initially planned. The overall size of the plan, however, remains unchanged and continues to depend on the evolution of our end markets, consistent with our commentary when we announced the plan.

We continue to expect these cost savings to result in approximately EUR 500-600 million of restructuring and associated charges by 2023.

We continue to expect total restructuring and associated cash outflows to be approximately EUR 1 050-1 150 million. This total includes approximately EUR 500 million of cash outflows related to our previous restructuring program.

In EUR million, rounded to the nearest EUR 50 million	Actual	Expected amounts for			
	2021	2022	2023	Beyond 2023	Total amount[1]
Recurring gross cost savings	150	250	100	100	600
- cost of sales	*50*	*100*	*50*	*50*	*250*
- operating expenses	*100*	*150*	*50*	*50*	*350*
Restructuring and associated charges related to our most recent cost savings program	250	~100	~200		500-600
Restructuring and associated cash outflows[2]	350	~300	~250	~200	1 050–1 150

[1]Savings expected by end of 2023.

[2]Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by Business Group	
In EUR million, rounded to the nearest EUR 50 million	
Mobile Networks	300–350
Network Infrastructure	~100
Cloud and Network Services	100–150
Total restructuring and associated charges	500–600

Significant events

January – September 2022

On 3 February 2022, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. Nokia launched the first phase of the program on 11 February 2022 with repurchases starting on 14 February 2022.

On 5 April 2022, Nokia held its Annual General Meeting (AGM) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 59 300 shareholders representing approximately 3 063 million shares and votes were represented at the meeting. The following resolutions were made:

- The financial statements were adopted and the Board and President and CEO were discharged from liability for financial year 2021.
- The AGM decided that no dividend is distributed by a resolution of the Annual General Meeting and authorized the Board of Directors to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.08 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity (equity repayment).
- Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou and Carla Smits-Nusteling were reelected as members of the Board of Directors for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Lisa Hook, Thomas Saueressig and Kai Öistämö as new members of the Board of Directors for the same term of office. In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair of the Board, and Søren Skou as new Vice Chair of the Board.
- The annual fees of the Board members were increased by EUR 10 000 except for the Board Chair.
- Remuneration Report of the company's governing bodies was supported.
- Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2023.
- Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 4 October 2023 and they terminated the corresponding authorizations granted by the AGM on 8 April 2021.

On 12 April 2022, Nokia announced its intention to exit the Russian market. Nokia will aim to provide the necessary support to maintain the networks already present as we exit the market. Nokia sees this as the most responsible course of action to take. Nokia recognized a provision of EUR 104 million in Q1 2022 in relation to Russia. Russia accounted for less than 2% of Nokia's net sales in 2021. In Q3 2022, our net sales in Russia declined approximately EUR 70 million year-over-year, however, the impact was mitigated by strong demand from other regions, considering ongoing supply constraints.

On 6 May 2022, Nokia announced that its Chief People Officer, Stephanie Werner-Dietz, had informed the company that she will leave and step down from the Group Leadership Team to take up a position in another company. Werner-Dietz left the company on 26 August 2022.

On 13 September 2022, Nokia announced that it has appointed Amy Hanlon-Rodemich as Chief People Officer and member of the Group

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Leadership Team, effective 24 October 2022. Hanlon-Rodemich joins Nokia from GlobalLogic, a leading company in digital product engineering, where she was Chief People Officer.

After September 2022

On 6 October 2022, Nokia announced that its Chief Legal Officer, Nassib Abou-Khalil, has decided to leave Nokia and step down from its Group Leadership Team. A recruitment process began immediately for his successor.

Shares

The total number of Nokia shares on 30 September 2022, equaled 5 696 261 159. On 30 September 2022, Nokia and its subsidiary companies held 95 848 838 Nokia shares, representing approximately 1.7% of the total number of Nokia shares and voting rights.

Risk Factors

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

- Competitive intensity, which is expected to continue at a high level;
- Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
- Our ability to procure certain standard components and the costs thereof, such as semiconductors;
- Disturbance in the global supply chain;
- Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;
- Scope and duration of the COVID-19 pandemic, and its economic impact;
- War or other geopolitical conflicts, disruptions and potential costs thereof;
- Other macroeconomic, industry and competitive developments;
- Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;
- Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;
- Timing of completions and acceptances of certain projects;
- Our product and regional mix;
- Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
- Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;
- Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors.

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 and the general macroeconomic conditions on our businesses, our supply chain and our customers' businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", "believe", "commit", "estimate", "expect", "aim", "influence", "will" or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management's best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

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Financial statement information

Consolidated income statement (condensed)

EUR million	Reported				Comparable			
	Q3'22	Q3'21	Q1–Q3'22	Q1–Q3'21	Q3'22	Q3'21	Q1–Q3'22	Q1–Q3'21
Net sales (Notes 2, 3)	6 241	5 399	17 462	15 788	6 241	5 399	17 462	15 788
Cost of sales	(3 736)	(3 203)	(10 426)	(9 488)	(3 719)	(3 194)	(10 377)	(9 394)
Gross profit (Note 2)	2 505	2 196	7 035	6 300	2 522	2 205	7 084	6 394
Research and development expenses	(1 165)	(1 036)	(3 328)	(3 096)	(1 139)	(1 007)	(3 261)	(2 992)
Selling, general and administrative expenses	(771)	(674)	(2 174)	(2 034)	(674)	(583)	(1 878)	(1 719)
Other operating income and expenses	(52)	16	(97)	248	(51)	19	8	185
Operating profit (Note 2)	518	502	1 436	1 418	658	633	1 955	1 867
Share of results of associated companies and joint ventures	(20)	(7)	(52)	(11)	(20)	(7)	(52)	(11)
Financial income and expenses	12	(50)	(78)	(173)	29	(47)	(38)	(138)
Profit before tax	509	446	1 306	1 234	667	580	1 864	1 718
Income tax expense (Note 5)	(93)	(95)	(245)	(261)	(116)	(117)	(312)	(341)
Profit from continuing operations	417	350	1 061	973	551	463	1 552	1 377
Profit/(loss) from discontinued operations	11	1	46	(8)	0	0	0	0
Profit for the period	428	351	1 107	965	551	463	1 552	1 377
Attributable to								
Equity holders of the parent	427	342	1 096	947	550	454	1 542	1 359
Non-controlling interests	1	9	11	18	1	9	11	18
Earnings per share, EUR (for profit attributable to equity holders of the parent)								
Basic								
Continuing operations	0.07	0.06	0.19	0.17	0.10	0.08	0.27	0.24
Profit for the period	0.08	0.06	0.19	0.17	0.10	0.08	0.27	0.24
Diluted								
Continuing operations	0.07	0.06	0.18	0.17	0.10	0.08	0.27	0.24
Profit for the period	0.08	0.06	0.19	0.17	0.10	0.08	0.27	0.24
Average number of shares ('000 shares)								
Basic								
Continuing operations	5 607 165	5 631 572	5 622 247	5 628 367	5 607 165	5 631 572	5 622 247	5 628 367
Profit for the period	5 607 165	5 631 572	5 622 247	5 628 367	5 607 165	5 631 572	5 622 247	5 628 367
Diluted								
Continuing operations	5 667 603	5 691 352	5 677 823	5 671 235	5 667 603	5 691 352	5 677 823	5 671 235
Profit for the period	5 667 603	5 691 352	5 677 823	5 671 235	5 667 603	5 691 352	5 677 823	5 671 235

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

20 October 2022 13

Consolidated statement of comprehensive income (condensed)

EUR million	Reported			
	Q3'22	Q3'21	Q1–Q3'22	Q1–Q3'21
Profit for the period	428	351	1 107	965
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefit plans	(268)	1 850	(47)	2 942
Income tax related to items that will not be reclassified to profit or loss	58	(450)	(22)	(733)
Items that may be reclassified subsequently to profit or loss				
Translation differences	951	347	2 191	779
Net investment hedges	(205)	(75)	(476)	(154)
Cash flow and other hedges	(7)	(7)	12	(10)
Financial assets at fair value through other comprehensive income	(15)	(2)	(31)	9
Other changes, net	(2)	1	(3)	1
Income tax related to items that may be reclassified subsequently to profit or loss	1	0	1	1
Other comprehensive income, net of tax	513	1 664	1 625	2 835
Total comprehensive income for the period	941	2 015	2 732	3 800
Attributable to:				
Equity holders of the parent	939	2 004	2 718	3 777
Non-controlling interests	2	11	14	23

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

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Consolidated statement of financial position (condensed)

EUR million	30 September 2022	30 September 2021	31 December 2021
ASSETS			
Goodwill	6 048	5 348	5 431
Other intangible assets	1 434	1 708	1 620
Property, plant and equipment	1 958	1 807	1 924
Right-of-use assets	992	910	884
Investments in associated companies and joint ventures	193	219	243
Other non-current financial investments (Note 6)	924	711	758
Deferred tax assets (Note 5)	1 269	1 018	1 272
Other non-current financial assets (Note 6)	296	336	325
Defined benefit pension assets (Note 4)	7 782	7 602	7 740
Other non-current receivables	236	251	255
Non-current interest-bearing financial investments (Note 6)	715	0	0
Non-current assets	21 849	19 909	20 452
Inventories	3 434	2 482	2 392
Trade receivables (Note 6)	5 337	4 557	5 382
Contract assets	1 210	1 232	1 146
Other current receivables	1 149	872	859
Current income tax assets	343	301	214
Other current financial assets (Note 6)	1 007	277	336
Current interest-bearing financial investments (Note 6)	3 340	2 478	2 577
Cash and cash equivalents (Note 6)	5 196	6 903	6 691
Current assets	21 015	19 102	19 597
Total assets	42 864	39 010	40 049

SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	246	246	246
Share issue premium	464	425	454
Treasury shares	(586)	(352)	(352)
Translation differences	1 316	(673)	(396)
Fair value and other reserves	4 131	4 121	4 219
Reserve for invested unrestricted equity	15 783	15 724	15 726
Accumulated deficit	(1 669)	(3 200)	(2 537)
Total capital and reserves attributable to equity holders of the parent	19 686	16 292	17 360
Non-controlling interests	112	100	102
Total equity	19 797	16 392	17 462
Long-term interest-bearing liabilities (Notes 6, 8)	4 364	4 524	4 537
Long-term lease liabilities	882	832	824
Deferred tax liabilities	329	274	282
Defined benefit pension and post-employment liabilities (Note 4)	2 744	3 508	3 408
Contract liabilities	187	410	354
Deferred revenue and other non-current liabilities	195	482	436
Provisions (Note 7)	663	675	645
Non-current liabilities	9 363	10 706	10 486
Short-term interest-bearing liabilities (Notes 6, 8)	232	557	116
Short-term lease liabilities	215	198	185
Other financial liabilities (Note 6)	1 430	791	762
Current income tax liabilities	185	146	202
Trade payables (Note 6)	4 696	3 231	3 679
Contract liabilities	2 174	2 524	2 293
Deferred revenue and other current liabilities (Note 6)	3 967	3 686	3 940
Provisions (Note 7)	804	780	924
Current liabilities	13 704	11 913	12 101
Total shareholders' equity and liabilities	42 864	39 010	40 049
Shareholders' equity per share, EUR	3.52	2.89	3.08
Number of shares (1 000 shares, excluding treasury shares)	5 600 412	5 634 554	5 634 994

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

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Consolidated statement of cash flows (condensed)

EUR million	Q3'22	Q3'21	Q1–Q3'22	Q1–Q3'21
Cash flow from operating activities				
Profit for the period	428	351	1 107	965
Adjustments	435	464	1 263	1 391
Depreciation and amortization	287	274	844	818
Restructuring charges	13	21	72	169
Financial income and expenses	(15)	48	62	171
Income tax expense	83	95	241	261
Gain from other non-current financial investments	(19)	(43)	(115)	(135)
Other	86	69	159	107
Cash from operations before changes in net working capital	863	815	2 370	2 356
Change in net working capital	(359)	(31)	(1 076)	105
(Increase)/decrease in receivables	(606)	(57)	126	957
Increase in inventories	(482)	(66)	(934)	(180)
Increase/(decrease) in non-interest-bearing liabilities	729	92	(268)	(672)
Cash from operations	504	784	1 294	2 461
Interest received	19	10	46	35
Interest paid	(34)	(28)	(144)	(150)
Income taxes paid, net	(98)	(37)	(289)	(207)
Net cash from operating activities	391	729	907	2 139
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(116)	(129)	(406)	(401)
Proceeds from sale of property, plant and equipment and intangible assets	0	8	33	56
Acquisition of businesses, net of cash acquired	(20)	0	(20)	(33)
Purchase of interest-bearing financial investments	(1 079)	(1 009)	(2 591)	(1 594)
Proceeds from maturities and sale of interest-bearing financial investments	770	32	1 137	250
Purchase of other non-current financial investments	(26)	(13)	(102)	(55)
Proceeds from sale of other non-current financial investments	17	111	44	244
Foreign exchange hedging of cash and cash equivalents	(5)	(33)	(51)	(38)
Other	1	1	8	9
Net cash used in investing activities	(458)	(1 032)	(1 948)	(1 562)
Cash flow from financing activities				
Acquisition of treasury shares	(94)	0	(234)	0
Proceeds from long-term borrowings	0	2	8	17
Repayment of long-term borrowings	0	0	(1)	(482)
Proceeds from/(repayment of) short-term borrowings	19	(13)	32	(63)
Payment of principal portion of lease liabilities	(47)	(67)	(170)	(170)
Dividends paid	(114)	(1)	(229)	(4)
Net cash used in financing activities	(236)	(79)	(594)	(702)
Translation differences	42	33	140	88
Net decrease in cash and cash equivalents	(261)	(349)	(1 495)	(37)
Cash and cash equivalents at beginning of period	5 457	7 252	6 691	6 940
Cash and cash equivalents at end of period	5 196	6 903	5 196	6 903

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. In Q3'22, net cash from operating activities include cash inflows of EUR 8 million related to Nokia's discontinued operations. In Q1-Q3'22, net cash from operating activities and net cash used in investing activities include cash inflows of EUR 27 million and EUR 29 million, respectively, related to discontinued operations. These discontinued operations' cash flows mostly relate to refunds received from Indian tax authorities. Cash flows related to discontinued operations were nil in Q3'21 and Q1-Q3'21. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

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Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2021	246	443	(352)	(1 295)	1 910	15 656	(4 143)	12 465	80	12 545
Profit for the period	0	0	0	0	0	0	947	947	18	965
Other comprehensive income	0	0	0	622	2 211	0	(2)	2 830	5	2 835
Total comprehensive income	0	0	0	622	2 211	0	945	3 777	23	3 800
Share-based payments	0	75	0	0	0	0	0	75	0	75
Settlement of share-based payments	0	(93)	0	0	0	68	0	(24)	0	(24)
Dividend	0	0	0	0	0	0	0	0	(3)	(3)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(18)	0	0	0	68	(1)	49	(3)	46
30 September 2021	246	425	(352)	(673)	4 121	15 724	(3 200)	16 292	100	16 392
1 January 2022	246	454	(352)	(396)	4 219	15 726	(2 537)	17 360	102	17 462
Profit for the period	0	0	0	0	0	0	1 096	1 096	11	1 107
Other comprehensive income	0	0	0	1 712	(88)	0	(2)	1 622	3	1 625
Total comprehensive income	0	0	0	1 712	(88)	0	1 094	2 718	14	2 732
Share-based payments	0	108	0	0	0	0	0	108	0	108
Settlement of share-based payments	0	(98)	0	0	0	72	0	(26)	0	(26)
Acquisition of treasury shares[1]	0	0	(234)	0	0	(15)	0	(249)	0	(249)
Dividend	0	0	0	0	0	0	(225)	(225)	(4)	(230)
Total transactions with owners	0	10	(234)	0	0	57	(225)	(392)	(4)	(397)
30 September 2022	246	464	(586)	1 316	4 131	15 783	(1 669)	19 686	112	19 797

[1]Treasury shares are acquired as part of the share buyback program announced on 3 February 2022. Shares are repurchased using funds in the reserve for invested unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

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Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2021 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2021. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 20 October 2022.

Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Management has identified regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia's technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in Note 2, Segment information, operates in every region as described in Note 3, Net sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net sales, operates in all regions.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense.

Nokia announced on 12 April 2022 its intention to exit the Russian market. Nokia will aim to provide the necessary support to maintain the networks already present as we exit the market. Nokia sees this as the most responsible course of action to take. Nokia recognized a provision of EUR 104 million in Q1 2022 related to Russia.

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q3'22		Q3'21		Q2'22	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~25%	~25%	~25%	~20%	~25%
USD	~55%	~50%	~50%	~50%	~55%	~50%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q3'22 balance sheet rate 1 EUR = 0.97 USD, end of Q3'21 balance sheet rate 1 EUR = 1.16 USD and end of Q2'22 balance sheet rate 1 EUR = 1.04 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2022, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

20 October 2022 18

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. For detailed segment descriptions, please refer to Note 5, Segment Information, in the consolidated financial statements for 2021.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies, in the consolidated financial statements for 2021, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1, Basis of preparation and to the Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q3'22 EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 851	2 211	801	305	84	(11)	6 241
of which to other segments	3	1	0	3	5	(11)	0
Gross profit/(loss)	1 122	788	312	304	(4)	(17)	2 505
Gross margin %	*39.4%*	*35.6%*	*39.0%*	*99.7%*	*(4.8)%*		*40.1%*
Research and development expenses	(572)	(336)	(147)	(52)	(31)	(26)	(1 165)
Selling, general and administrative expenses	(224)	(217)	(141)	(38)	(54)	(97)	(771)
Other operating income and expenses	(48)	(6)	(9)	(8)	19	0	(52)
Operating profit/(loss)	278	228	16	207	(70)	(141)	518
Operating margin %	*9.8%*	*10.3%*	*2.0%*	*67.9%*	*(83.3)%*		*8.3%*
Share of results of associated companies and joint ventures	(20)	0	2	(2)	0		(20)
Financial income and expenses							12
Profit before tax							509
Depreciation and amortization	*(87)*	*(57)*	*(22)*	*(8)*	*(9)*	*(104)*	*(287)*

[1]Includes IP Networks net sales of EUR 773 million, Optical Networks net sales of EUR 451 million, Fixed Networks net sales of EUR 705 million and Submarine Networks net sales of EUR 283 million.

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Q3'21

EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 315	1 915	748	367	64	(10)	5 399
of which to other segments	2	0	0	3	4	(10)	0
Gross profit/(loss)	876	687	281	366	(5)	(9)	2 196
Gross margin %	*37.8%*	*35.9%*	*37.6%*	*99.7%*	*(7.8)%*		*40.7%*
Research and development expenses	(501)	(307)	(126)	(49)	(24)	(28)	(1 036)
Selling, general and administrative expenses	(207)	(188)	(119)	(22)	(47)	(91)	(674)
Other operating income and expenses	1	(5)	(5)	(10)	38	(3)	16
Operating profit/(loss)	169	187	31	285	(38)	(131)	502
Operating margin %	*7.3%*	*9.8%*	*4.1%*	*77.7%*	*(59.4)%*		*9.3%*
Share of results of associated companies and joint ventures	(8)	0	1	0	0		(7)
Financial income and expenses							(50)
Profit before tax							446
Depreciation and amortization	*(84)*	*(54)*	*(24)*	*(8)*	*(5)*	*(99)*	*(275)*

[1]Includes IP Networks net sales of EUR 668 million, Optical Networks net sales of EUR 412 million, Fixed Networks net sales of EUR 588 million and Submarine Networks net sales of EUR 247 million.

Q1–Q3'22

EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	7 711	6 338	2 291	916	236	(30)	17 462
of which to other segments	6	2	1	9	14	(30)	0
Gross profit/(loss)	3 068	2 234	876	913	(6)	(49)	7 035
Gross margin %	*39.8%*	*35.2%*	*38.2%*	*99.7%*	*(2.5)%*		*40.3%*
Research and development expenses	(1 649)	(943)	(429)	(158)	(82)	(67)	(3 328)
Selling, general and administrative expenses	(627)	(598)	(395)	(101)	(157)	(297)	(2 174)
Other operating income and expenses	(52)	(23)	(22)	(11)	116	(106)	(97)
Operating profit/(loss)	739	670	30	644	(129)	(519)	1 436
Operating margin %	*9.6%*	*10.6%*	*1.3%*	*70.3%*	*(54.7)%*		*8.2%*
Share of results of associated companies and joint ventures	(53)	0	4	(3)	0		(52)
Financial income and expenses							(78)
Profit before tax							1 306
Depreciation and amortization	*(258)*	*(167)*	*(67)*	*(25)*	*(21)*	*(306)*	*(844)*

[1]Includes IP Networks net sales of EUR 2 167 million, Optical Networks net sales of EUR 1 251 million, Fixed Networks net sales of EUR 2 088 million and Submarine Networks net sales of EUR 831 million.

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Q1–Q3'21

EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	6 957	5 420	2 125	1 133	183	(30)	15 788
of which to other segments	5	1	1	9	14	(30)	0
Gross profit/(loss)	2 601	1 917	757	1 129	(10)	(94)	6 300
Gross margin %	*37.4%*	*35.4%*	*35.6%*	*99.6%*	*(5.5)%*		*39.9%*
Research and development expenses	(1 517)	(848)	(403)	(147)	(77)	(103)	(3 096)
Selling, general and administrative expenses	(609)	(548)	(351)	(65)	(147)	(315)	(2 034)
Other operating income and expenses	20	14	18	(14)	148	63	248
Operating profit/(loss)	495	536	20	903	(87)	(449)	1 418
Operating margin %	*7.1%*	*9.9%*	*0.9%*	*79.7%*	*(47.5)%*		*9.0%*
Share of results of associated companies and joint ventures	(12)	(1)	3	(2)	0		(11)
Financial income and expenses							(173)
Profit before tax							1 234
Depreciation and amortization	*(250)*	*(155)*	*(72)*	*(25)*	*(24)*	*(293)*	*(818)*

[1]Includes IP Networks net sales of EUR 1 923 million, Optical Networks net sales of EUR 1 203 million, Fixed Networks net sales of EUR 1 611 million and Submarine Networks net sales of EUR 683 million.

Material reconciling items between operating profit for the Group and total segment operating profit

EUR million	Q3'22	Q3'21	Q1–Q3'22	Q1–Q3'21
Operating profit for the Group	**518**	**502**	**1 436**	**1 418**
Amortization of acquired intangible assets	105	99	305	293
Impairment and write-off of assets, net of reversals	18	(1)	13	32
Restructuring and associated charges	17	34	97	211
Costs associated with country exit	0	0	104	0
Settlement of legal disputes	0	0	0	(80)
Gain on sale of fixed assets	0	0	0	(23)
Other, net	0	(1)	0	16
Total segment operating profit	**658**	**633**	**1 955**	**1 867**

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3. NET SALES

Net sales by region[1]

EUR million	Q3'22	Q3'21	YoY change	Q1–Q3'22	Q1–Q3'21	YoY change
Asia Pacific	638	639	0%	1 847	1 788	3%
Europe	1 533	1 476	4%	4 311	4 476	(4)%
Greater China	415	352	18%	1 225	1 119	9%
India	281	250	12%	722	787	(8)%
Latin America	334	238	40%	835	658	27%
Middle East & Africa	482	420	15%	1 374	1 218	13%
North America	2 275	1 776	28%	6 317	5 058	25%
Submarine Networks	283	247	15%	831	683	22%
Total	6 241	5 399	16%	17 462	15 788	11%

[1]In Q2 2022, Nokia changed how it presents net sales information on a regional basis. Nokia determined that providing net sales of its Submarine Networks business separately from the net sales by region information for the rest of the Group improves the usefulness of regional net sales information by removing volatility caused by the specific nature of the Submarine Networks business. The comparative information for net sales by region has been recast accordingly.

Net sales by customer type

EUR million	Q3'22	Q3'21	YoY change	Q1–Q3'22	Q1–Q3'21	YoY change
Communications service providers	5 096	4 364	17%	14 272	12 739	12%
Enterprise	485	368	32%	1 238	1 079	15%
Licensees	305	367	(17)%	916	1 133	(19)%
Other[1]	355	300	18%	1 036	836	24%
Total	6 241	5 399	16%	17 462	15 788	11%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

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4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. 96% of Nokia's defined benefit obligation and 98% of plan assets fair values were remeasured as of 30 September 2022. Nokia's pension and post-employment plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the US have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. As of 30 September 2022, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2021): U.S. Pension 5.04% (2.40%), U.S. Opeb 5.06% (2.42%), Germany 3.39% (0.87%) and U.K. 4.93% (1.87%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 5 098 million, or 125.5% as of 30 June 2022, to EUR 5 159 million, or 126.4% as of 30 September 2022. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 5% in equities and 23% in other asset classes, mainly private equity and real estate.

Change in pension and post-employment net asset/(liability)

	30 September 2022			30 September 2021			31 December 2021		
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized 1 January	**5 588**	**(1 256)**	**4 332**	**2 572**	**(1 580)**	**992**	**2 572**	**(1 580)**	**992**
Recognized in income statement	(62)	(23)	(85)	(115)	(22)	(137)	(128)	(29)	(157)
Recognized in other comprehensive income	(324)	277	(47)	2 810	132	2 942	2 906	134	3 040
Contributions and benefits paid	129	(2)	127	124	(7)	117	177	(6)	171
Exchange differences and other movements[2]	886	(175)	711	3	177	180	61	225	286
Net asset/(liability) recognized at the end of the period	**6 217**	**(1 179)**	**5 038**	**5 394**	**(1 300)**	**4 094**	**5 588**	**(1 256)**	**4 332**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	30 September 2022	30 June 2022	31 March 2022	31 December 2021	30 September 2021
Defined benefit obligation	(19 522)	(20 029)	(21 120)	(22 704)	(22 632)
Fair value of plan assets	24 681	25 127	25 921	27 128	26 816
Funded status	**5 159**	**5 098**	**4 801**	**4 424**	**4 184**
Effect of asset ceiling[1]	(121)	(104)	(89)	(92)	(90)
Net asset recognized at the end of the period	**5 038**	**4 994**	**4 712**	**4 332**	**4 094**

[1]In the third quarter of 2021, Nokia modified the terms of its US defined benefit pension plans. As a result of the modification, Nokia recognized a reduction in the effect of the asset ceiling of EUR 1 396 million.

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. As of 30 September 2022, Nokia has recognized deferred tax assets of EUR 1.3 billion (EUR 1.3 billion as of 31 December 2021).

In addition, as of 30 September 2022, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion as of 31 December 2021), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

In Q3 2022, Nokia continued to generate accounting and taxable profit in Finland and there are improvements in the financial performance compared to the previous periods. At 30 September 2022, Nokia did not consider that it had created an established pattern of sufficient tax profitability to conclude that it is probable that it would be able to utilize the deferred tax assets in Finland. Nokia continues to closely monitor its ability to utilize these deferred tax assets, including assessing the future financial performance in Finland. Should the recent improvements in the financial results of Nokia be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

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6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based publicly available market information and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, Significant accounting policies, and note 22, Fair value of financial instruments, in the consolidated financial statements for 2021. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
30 September 2022		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Other non-current financial investments	0	6	0	918	0	0	0	924	924
Other non-current financial assets	186	0	92	0	0	70	0	348	348
Non-current interest-bearing financial investments	715	0	0	0	0	0	0	715	673
Other current financial assets	307	0	0	0	0	29	0	336	336
Derivative assets	0	0	742	0	0	0	0	742	742
Trade receivables	0	0	0	0	0	5 337	0	5 337	5 337
Current interest-bearing financial investments	1 563	0	1 777	0	0	0	0	3 340	3 340
Cash and cash equivalents	4 574	0	622	0	0	0	0	5 196	5 196
Total financial assets	7 345	6	3 233	918	0	5 436	0	16 938	16 896
Long-term interest-bearing liabilities	4 364	0	0	0	0	0	0	4 364	4 217
Other long-term financial liabilities	0	0	0	57	0	0	0	57	57
Short-term interest-bearing liabilities	232	0	0	0	0	0	0	232	232
Other short-term financial liabilities	72	0	0	534	0	0	0	606	606
Derivative liabilities	0	0	882	0	0	0	0	882	882
Discounts without performance obligations	744	0	0	0	0	0	0	744	744
Trade payables	4 696	0	0	0	0	0	0	4 696	4 696
Total financial liabilities	10 108	0	882	591	0	0	0	11 581	11 434

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
31 December 2021		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Other non-current financial investments	0	8	0	750	0	0	0	758	758
Other non-current financial assets	130	0	101	0	0	94	0	325	325
Other current financial assets	115	0	0	0	0	21	0	136	136
Derivative assets	0	0	200	0	0	0	0	200	200
Trade receivables	0	0	0	0	0	5 382	0	5 382	5 382
Current interest-bearing financial investments	526	0	2 051	0	0	0	0	2 577	2 577
Cash and cash equivalents	4 627	0	2 064	0	0	0	0	6 691	6 691
Total financial assets	5 398	8	4 416	750	0	5 497	0	16 069	16 069
Long-term interest-bearing liabilities	4 537	0	0	0	0	0	0	4 537	4 775
Other long-term financial liabilities	0	0	0	68	0	0	0	68	68
Short-term interest-bearing liabilities	116	0	0	0	0	0	0	116	116
Other short-term financial liabilities	0	0	0	522	0	0	0	522	522
Derivative liabilities	0	0	240	0	0	0	0	240	240
Discounts without performance obligations	479	0	0	0	0	0	0	479	479
Trade payables	3 679	0	0	0	0	0	0	3 679	3 679
Total financial liabilities	8 811	0	240	590	0	0	0	9 641	9 879

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance as of 31 December 2021	750	(590)
Net gains/(losses) in income statement	107	(14)
Additions	92	0
Deductions	(34)	20
Other movements	3	(7)
Balance as of 30 September 2022	918	(591)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 88 million (net gain of EUR 85 million in 2021) related to level 3 financial instruments held at 30 September 2022 was included in the profit and loss during 2022.

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7. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental	Project losses	Divestment-related	Material liability	Other[1]	Total
As of 1 January 2022	312	254	102	149	235	46	89	382	1 569
Translation differences	0	2	6	21	0	(6)	3	33	59
Reclassification	0	0	0	0	1	0	0	(14)	(13)
Charged to income statement									
Additions	*72*	*107*	*19*	*7*	*3*	*5*	*85*	*159*	*457*
Reversals	*0*	*(30)*	*(5)*	*(2)*	*(2)*	*0*	*(48)*	*(25)*	*(112)*
Total charged to income statement	72	77	14	5	1	5	37	134	345
Utilized during period[2]	(199)	(91)	(31)	(5)	(37)	0	(26)	(104)	(493)
As of 30 September 2022	185	242	91	170	200	45	103	431	1 467
Non-current	79	20	17	150	134	39	11	211	663
Current	106	222	74	20	66	5	91	220	804

[1]Other provisions include provisions for various obligations such as costs associated with exiting the Russian market, indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 58 million remained in accrued expenses as of 30 September 2022.

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 September 2022	30 September 2021	31 December 2021
Nokia Corporation	3.375% Senior Notes[1]	USD	500	June 2022	0	437	0
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	740	759	759
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes	EUR	500	May 2025	483	497	497
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	723	760	760
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	471	462	464
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	76	64	66
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	461	497	497
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	213	179	183
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	514	546	553
Nokia Corporation and various subsidiaries	Other liabilities				165	130	124
Total					4 596	5 081	4 653

[1]Nokia redeemed USD 500 million of the 3.375% Senior Notes due June 2022 in December 2021.

[2]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs

				Utilized (million)		
Financing arrangement	Committed/ uncommitted	Currency	Nominal (million)	30 September 2022	30 September 2021	31 December 2021
Revolving Credit Facility[1]	Committed	EUR	1 500	0	0	0
Finnish Commercial Paper Programme	Uncommitted	EUR	750	0	0	0
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	0	0	0
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5 000	2 500	2 500	2 500

[1]The facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.

[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

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9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 September 2022	30 September 2021	31 December 2021
Contingent liabilities on behalf of Group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 311	1 233	1 281
Non-commercial guarantees	506	435	442
Corporate guarantees			
Commercial guarantees	490	461	457
Non-commercial guarantees	32	40	35
Financing commitments			
Customer finance commitments	28	36	21
Venture fund commitments[1]	482	148	137

[1] In January 2022, Nokia agreed on capital commitment of USD 400 million to NGP Capital's Fund V. The fund's emphasis on companies developing emerging 5G use cases for industrial and business transformation aligns closely with Nokia's technology leadership vision and its efforts to maximize the value shift towards cloud. Per industry standard practice, the capital will be called throughout the 10 year lifecycle of the fund.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's consolidated financial statements for 2021:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others. The antitrust claims were dismissed with prejudice. In the third quarter of 2022, this decision became final after Continental lost on appeal and reconsideration requests. Continental also brought breach of contract and FRAND-related claims against Nokia in another US court in 2021, which Nokia has moved to dismiss. That motion is pending.

Oppo

In 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in several countries in Asia and Europe. Across these actions, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security. Oppo responded by filing invalidation actions against certain Nokia patents, a number of patent infringement actions against Nokia equipment in Germany and China and actions in China against Nokia relating to standard essential patent licensing issues. In the second and third quarter of 2022, five of Nokia's patents have been held by German Regional Courts to be infringed by Oppo and injunctions granted. Two of these patents were also held to be valid and infringed by an Oppo entity by a Dutch District Court and injunctions granted in third quarter of 2022.

Vivo

In 2022, Nokia commenced patent infringement proceedings against Vivo in Germany and several countries in Asia. Vivo responded by filing a number of patent infringement actions against Nokia equipment in Germany and China. They also filed an action in China against Nokia relating to standard essential patent licensing issues.

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Performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The below tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

In the first quarter of 2022 Nokia replaced its performance measures total cash and current financial investments ("total cash") and net cash and current financial investments ("net cash") with total cash and interest-bearing financial investments ("total cash") and net cash and interest-bearing financial investments ("net cash"). The definitions of these performance measures were updated accordingly to reflect the changes made to Nokia's statement of financial position. The purpose for using these measures, as stated in the table below, did not change. The modifications to the performance measures were made as in the first quarter of 2022 Nokia commenced investing in highly liquid corporate bonds that are primarily classified as non-current interest-bearing financial investments based on their initial maturity.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of other non-current financial investments + proceeds from sale of other non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible and intangible assets, as well as non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

20 October 2022 27

NOKIA

Comparable to reported reconciliation

Q3'22

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**6 241**	**(3 719)**	**(1 139)**	**(674)**	**(51)**	**658**	**29**	**(116)**	**551**
Amortization of acquired intangible assets			(14)	(91)		**(105)**		23	**(82)**
Impairment and write-off of assets, net of reversals		(8)	(10)	(1)		**(18)**			**(18)**
Restructuring and associated charges		(9)	(2)	(6)		**(17)**			**(17)**
Change in financial liability to acquire NSB non-controlling interest						**0**	3		**3**
Release of cumulative exchange differences related to abandonment of foreign operations						**0**	(20)		**(20)**
Items affecting comparability	0	(17)	(26)	(97)	0	**(141)**	(17)	23	**(135)**
Reported	**6 241**	**(3 736)**	**(1 165)**	**(771)**	**(52)**	**518**	**12**	**(93)**	**417**

Q3'21

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**5 399**	**(3 194)**	**(1 007)**	**(583)**	**19**	**633**	**(47)**	**(117)**	**463**
Amortization of acquired intangible assets			(15)	(84)		**(99)**		21	**(78)**
Restructuring and associated charges		(8)	(15)	(7)	(3)	**(34)**			**(34)**
Impairment and write-off of assets, net of reversals		(1)	2			**1**			**1**
Change in financial liability to acquire NSB non-controlling interest						**0**	(3)		**(3)**
Items affecting comparability	0	(9)	(28)	(91)	(3)	**(131)**	(3)	21	**(113)**
Reported	**5 399**	**(3 203)**	**(1 036)**	**(674)**	**16**	**502**	**(50)**	**(95)**	**350**

20 October 2022 28

NOKIA

Q1–Q3'22 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**17 462**	**(10 377)**	**(3 261)**	**(1 878)**	**8**	**1 955**	**(38)**	**(312)**	**1 552**
Amortization of acquired intangible assets			(42)	(263)		**(305)**		66	**(239)**
Costs associated with country exit					(104)	**(104)**			**(104)**
Restructuring and associated charges		(44)	(19)	(33)	(1)	**(97)**			**(97)**
Impairment and write-off of assets, net of reversals		(6)	(7)			**(13)**			**(13)**
Loss allowance on customer financing loan						**0**	(29)		**(29)**
Change in financial liability to acquire NSB non-controlling interest						**0**	10		**10**
Release of cumulative exchange differences related to abandonment of foreign operations						**0**	(20)		**(20)**
Items affecting comparability	0	(49)	(67)	(297)	(106)	**(519)**	(39)	66	**(492)**
Reported	**17 462**	**(10 426)**	**(3 328)**	**(2 174)**	**(97)**	**1 436**	**(78)**	**(245)**	**1 061**

Q1–Q3'21 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**15 788**	**(9 394)**	**(2 992)**	**(1 719)**	**185**	**1 867**	**(138)**	**(341)**	**1 377**
Amortization of acquired intangible assets			(42)	(251)		**(293)**		62	**(230)**
Restructuring and associated charges		(88)	(56)	(62)	(4)	**(211)**			**(211)**
Settlement of legal disputes					80	**80**			**80**
Impairment and write-off of assets, net of reversals		(5)	(6)	(1)	(21)	**(32)**			**(32)**
Gain on sale of fixed assets					23	**23**			**23**
Fair value changes of legacy IPR fund					(16)	**(16)**			**(16)**
Costs associated with contract exit		(1)				**(1)**			**(1)**
Change in financial liability to acquire NSB non-controlling interest						**0**	(35)		**(35)**
Deferred tax expense due to tax rate changes						**0**		17	**17**
Items affecting comparability	0	(94)	(103)	(315)	63	**(449)**	(35)	80	**(405)**
Reported	**15 788**	**(9 488)**	**(3 096)**	**(2 034)**	**248**	**1 418**	**(173)**	**(261)**	**973**

20 October 2022 29

Net cash and interest-bearing financial investments

EUR million	30 September 2022	30 June 2022	31 March 2022	31 December 2021	30 September 2021
Non-current interest-bearing financial investments	715	473	493	0	0
Current interest-bearing financial investments	3 340	3 253	2 685	2 577	2 478
Cash and cash equivalents	5 196	5 457	6 341	6 691	6 903
Total cash and interest-bearing financial investments	9 251	9 183	9 519	9 268	9 381
Long-term interest-bearing liabilities[1]	4 364	4 424	4 489	4 537	4 524
Short-term interest-bearing liabilities[1]	232	213	126	116	557
Total interest-bearing liabilities	4 596	4 637	4 615	4 653	5 081
Net cash and interest-bearing financial investments	**4 655**	**4 546**	**4 904**	**4 615**	**4 300**

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q3'22	Q3'21	Q1–Q3'22	Q1–Q3'21
Net cash from operating activities	391	729	907	2 139
Purchase of property, plant and equipment and intangible assets	(116)	(129)	(406)	(401)
Proceeds from sale of property, plant and equipment and intangible assets	0	8	33	56
Purchase of other non-current financial investments	(26)	(13)	(102)	(55)
Proceeds from sale of other non-current financial investments	17	111	44	244
Free cash flow	**266**	**706**	**476**	**1 983**

20 October 2022 30

Comparable return on invested capital (ROIC)

Q3'22

EUR million	Rolling four quarters	Q3'22	Q2'22	Q1'22	Q4'21
Comparable operating profit	2 863	658	714	583	908
Comparable profit before tax	2 755	667	681	516	891
Comparable income tax expense	(471)	(116)	(95)	(101)	(159)
Comparable operating profit after tax	**2 374**	**544**	**614**	**469**	**746**

EUR million	Average	30 September 2022	30 June 2022	31 March 2022	31 December 2021	30 September 2021
Total equity	18 152	19 797	19 026	18 083	17 462	16 392
Total interest-bearing liabilities	4 716	4 596	4 637	4 615	4 653	5 080
Total cash and interest-bearing financial investments	9 320	9 251	9 183	9 519	9 268	9 381
Invested capital	**13 548**	**15 143**	**14 480**	**13 179**	**12 847**	**12 091**

Comparable ROIC	**17.5%**

Q2'22

EUR million	Rolling four quarters	Q2'22	Q1'22	Q4'21	Q3'21
Comparable operating profit	2 838	714	583	908	633
Comparable profit before tax	2 668	681	516	891	580
Comparable income tax expense	(472)	(95)	(101)	(159)	(117)
Comparable operating profit after tax	**2 336**	**614**	**469**	**746**	**505**

EUR million	Average	30 June 2022	31 March 2022	31 December 2021	30 September 2021	30 June 2021
Total equity	17 060	19 026	18 083	17 462	16 392	14 337
Total interest-bearing liabilities	4 810	4 637	4 615	4 653	5 080	5 063
Total cash and interest-bearing financial investments	9 220	9 183	9 519	9 268	9 381	8 751
Invested capital	**12 650**	**14 480**	**13 179**	**12 847**	**12 091**	**10 649**

Comparable ROIC	**18.5%**

Q3'21

EUR million	Rolling four quarters	Q3'21	Q2'21	Q1'21	Q4'20
Comparable operating profit	2 923	633	682	551	1 056
Comparable profit before tax	2 781	580	643	495	1 063
Comparable income tax expense	(620)	(117)	(104)	(120)	(279)
Comparable operating profit after tax	**2 271**	**505**	**572**	**417**	**779**

EUR million	Average	30 September 2021	30 June 2021	31 March 2021	31 December 2020	30 September 2020
Total equity	14 453	16 392	14 337	13 771	12 545	15 220
Total interest-bearing liabilities	5 327	5 080	5 063	5 153	5 576	5 763
Total cash and interest-bearing financial investments	8 533	9 381	8 751	8 842	8 061	7 632
Invested capital	**11 247**	**12 091**	**10 649**	**10 082**	**10 060**	**13 351**

Comparable ROIC	**20.2%**

20 October 2022 31

2 0 Octo ber 2022 32 This financial report was approved by the Board of Directors on 2 0 October 2022. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its fourth quarter and full year 2022 results on 2 6 January 202 3 ..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Interim Chief Legal Officer; Corporate